ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED	BOND NUMBER

Janus Detroit Street Trust	87025418B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

October 31, 2018	February 3, 2018 to February 3, 2019	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective October 31, 2018, to be:

		Limit of Liability

Insuring Agreement A-	FIDELITY	$2,000,000
Insuring Agreement C-	ON PREMISES	$2,000,000
Insuring Agreement D-	IN TRANSIT	$2,000,000
Insuring Agreement E-	FORGERY OR ALTERATION	$2,000,000
Insuring Agreement F-	SECURITIES	$2,000,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$2,000,000
Insuring Agreement J-	COMPUTER SECURITY	$2,000,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0004.0-02 (10/08) sp

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED	BOND NUMBER

Janus Detroit Street Trust	87025418B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 3, 2019	February 3, 2018 to August 1, 2019	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

12:01 a.m. on August 1, 2019

Standard Time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0009.0-01 (10/08) sp